Filed by Pelthos Therapeutics Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pelthos Therapeutics Inc.

Filer’s SEC File No.: 001-41964

Date: October 30, 2026

The following communication was emailed to employees of Pelthos Therapeutics Inc. on October 30, 2026:

To: All Employees

From: Scott Plesha

Subject: Exciting Company Announcement

Dear Pelthos Team,

Today, we announced that Pelthos has entered into a definitive agreement to combine with Castle Creek Biosciences, a late-stage company developing redosable gene therapies. The combination unites Castle Creek’s platform and Pelthos’ established commercial footprint to create a transformative biotechnology company focused on serious diseases that affect the skin.

We believe this combination represents a highly strategic next step for Pelthos. By adding Castle Creek’s complementary D-Fi (dabocemagene autoficel; FCX-007) platform to Pelthos’ three novel FDA-approved products, we will establish a robust, diversified portfolio. The resulting portfolio spans marketed, launch-stage and late-stage assets across multiple therapeutic modalities. This is an exciting moment for the company, as it gives us the opportunity to bring new and highly innovative treatment options to more patients, including those living with a serious disease that has few options today.

D-Fi also builds on our established strength in dermatology, especially within pediatric dermatology, which we believe will accelerate its launch, delivery of important therapies to patients and value in the marketplace. You can read more about the transaction and Castle Creek in our press release.

What This Means for Us

Following completion of the transaction, which we expect to occur by the end of the first quarter of 2027, I will continue to serve as Chief Executive Officer and our current management team will continue to lead the combined company. Peter Greenleaf will serve as Executive Chair of the combined company, and, upon closing, the combined company’s board will consist of 10 directors, including two designated by Castle Creek.

Until the transaction closes, Pelthos and Castle Creek will remain separate companies and continue to operate independently. Our day-to-day responsibilities and immediate priorities remain unchanged, and it is critical that we stay focused on executing our 2026 company goals and delivering on our commitments to HCPs and patients, as we always have.

We will hold a town hall later this morning at 10:00 AM ET to share additional context on the transaction, discuss what to expect in the coming months and answer your questions to the extent possible.

This opportunity is only possible because of the work each of you has put into building Pelthos. From launching ZELSUVMI to establishing our presence with healthcare providers, we have made meaningful progress in a relatively short period of time. We will also have two exciting launches next year with XEPI for Impetigo and XEGLYZE for head lice. The capabilities we have developed will be essential as we look to advance D-Fi alongside our existing business.

Thank you for your continued dedication, hard work and commitment to the patients and caregivers we serve. I am proud of everything we have accomplished together and excited about the opportunities this next chapter presents.

Best,

Scott

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)). These forward-looking statements include, but are not limited to, statements regarding the proposed transaction involving Pelthos and Castle Creek. Forward-looking statements generally include statements that are speculative in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “could,” “might,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” “seek,” “target,” “potential,” “predict,” “forecast,” “continue,” and other similar expressions or the negative or plural of these words, or other similar expressions that are speculative or indicate future events or prospects. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed transaction; the potential benefits of the proposed transaction, including the sufficiency of the combined company’s capital resources; the expected timing of the closing of the proposed transaction; statements regarding the potential achievement of, and expectations regarding, Castle Creek’s and Pelthos’s programs, including the potential achievement of any milestone; receipt of FDA approval of D-Fi, issuance of any contingent shares in connection with the proposed transaction or receipt of any priority review voucher; the continued listing of Pelthos on the NYSE American; and the anticipated benefits of the proposed transaction and the combined company’s opportunities, strategy, and plans following the proposed transaction. Forward-looking statements are based on current beliefs and assumptions of management that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction;
•	the risk that Pelthos may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;
•	risks related to disruption of management time from ongoing business operations due to the proposed transaction;
•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Pelthos’s common stock;
•	the risk of any unexpected costs or expenses resulting from the proposed transaction;

•	the risk of any litigation relating to the proposed transaction;
•	the risk that the proposed transaction and the related announcement could have an adverse effect on the ability of Pelthos and/or Castle Creek to retain and hire key personnel;
•	the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
•	the risk that the combined company may be unable to achieve the anticipated benefits of the proposed transaction or it may take longer than expected to achieve those benefits and other important factors that could cause actual results to differ materially from those projected;
•	the limited operating history of each company and their significant net losses incurred since inception;
•	the need to raise additional capital to finance operations;
•	uncertainties related to commercialization or market acceptance of FDA-approved products;
•	the ability to advance product candidates through preclinical and clinical development;
•	the ability to obtain regulatory approval for, and ultimately commercialize, the combined company’s product candidates;
•	the outcome of early clinical trials for product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements;
•	the ability of Pelthos, Castle Creek and the combined company to protect their respective intellectual property and proprietary technologies;
•	reliance on third parties, contract manufacturers, and contract research organizations;
•	the risk that the concurrent private financing is not consummated;
•	the risk that the conditions to the closing of the proposed transaction are not satisfied in a timely manner or at all;
•	product liability lawsuits, which could cause Pelthos to incur substantial liabilities and limit commercialization of any products that Pelthos may develop;
•	current and future healthcare reform legislation or regulation, which may increase the difficulty and cost for Pelthos to commercialize products, may adversely affect the prices Pelthos may obtain and may have a negative impact on Pelthos’ business and results of operations;
•	delays or disruptions in the supply chain and manufacturing of Pelthos’ products;
•	the seasonal nature of Pelthos’ business;
•	the effects of inflation or trade tariffs; and
•	market, economic and other conditions, Pelthos’ current liquidity position, Pelthos’ ability to continue as a going concern, to maintain the listing of Pelthos’ common stock on the NYSE American, to manage costs and execute on its operational and budget plans, and to achieve its financial goals.

The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Pelthos’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than described. Pelthos and Castle Creek can give no assurance that the conditions to the proposed transaction will be satisfied. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning the matters addressed herein and attributable to Pelthos, Castle Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except as required by applicable law, Pelthos and Castle Creek undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Pelthos intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will include an information statement and that will also constitute a prospectus of Pelthos. Pelthos may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the information statement/prospectus, registration statement or any other document that Pelthos may file with the SEC. The definitive information statement/prospectus (when available) will be mailed to stockholders of Pelthos. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PELTHOS, CASTLE CREEK AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the information statement/prospectus and other documents filed by Pelthos with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the information statement/prospectus (when available) and other documents filed with the SEC by Pelthos may be obtained free of charge on Pelthos’s website at https://ir.pelthos.com/sec-filings/all-sec-filings or, alternatively, by contacting Pelthos at (919)-908-2400 or in writing at Pelthos, 4020 Stirrup Creek Drive, Suite 110, Durham, NC 27703. Investors and stockholders are urged to read the information statement/prospectus and the other relevant materials when they become available because they contain important information about the proposed transaction.

The following email was sent by Pelthos Therapeutics Inc. to certain healthcare professionals on October 30, 2026.

Dear NAME,

We are pleased to share an exciting update on the future of Pelthos Therapeutics.

Please see the press release link below announcing our proposed transaction with Castle Creek Biosciences, which is expected to close by the end of the first quarter of 2027.

This strategic combination adds Castle Creek’s highly innovative, late-stage D-Fi franchise targeting rare diseases, including its lead indication, Dystrophic Epidermolysis Bullosa (DEB), which has received Orphan Drug Designation.

Pelthos will continue its focused commercialization efforts of ZELSUVMI for Molluscum Contagiosum in addition to the upcoming 2027 launches of XEPI for Impetigo and XEGLYZE for head lice.

Following the closing of the proposed transaction, the combined company intends to continue operating under the Pelthos Therapeutics name, advancing a promising technology platform with significant potential to improve outcomes for patients with serious diseases that affect the skin.

Please let us know if you have any questions.

https://ir.pelthos.com/news-events/press-releases/detail/65/pelthos-therapeutics-to-combine-with-castle-creek-biosciences-creating-transformative-biotechnology-company-focused-on-serious-diseases-that-affect-the-skin

Thank you.

Sai Rangarao, Chief Commercial Officer

Scott Plesha, Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)). These forward-looking statements include, but are not limited to, statements regarding the proposed transaction involving Pelthos and Castle Creek. Forward-looking statements generally include statements that are speculative in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “could,” “might,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” “seek,” “target,” “potential,” “predict,” “forecast,” “continue,” and other similar expressions or the negative or plural of these words, or other similar expressions that are speculative or indicate future events or prospects. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed transaction; the potential benefits of the proposed transaction, including the sufficiency of the combined company’s capital resources; the expected timing of the closing of the proposed transaction; statements regarding the potential achievement of, and expectations regarding, Castle Creek’s and Pelthos’s programs, including the potential achievement of any milestone; receipt of FDA approval of D-Fi, issuance of any contingent shares in connection with the proposed transaction or receipt of any priority review voucher; the continued listing of Pelthos on the NYSE American; and the anticipated benefits of the proposed transaction and the combined company’s opportunities, strategy, and plans following the proposed transaction. Forward-looking statements are based on current beliefs and assumptions of management that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction;
•	the risk that Pelthos may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;
•	risks related to disruption of management time from ongoing business operations due to the proposed transaction;
•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Pelthos’s common stock;
•	the risk of any unexpected costs or expenses resulting from the proposed transaction;
•	the risk of any litigation relating to the proposed transaction;
•	the risk that the proposed transaction and the related announcement could have an adverse effect on the ability of Pelthos and/or Castle Creek to retain and hire key personnel;
•	the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
•	the risk that the combined company may be unable to achieve the anticipated benefits of the proposed transaction or it may take longer than expected to achieve those benefits and other important factors that could cause actual results to differ materially from those projected;
•	the limited operating history of each company and their significant net losses incurred since inception;
•	the need to raise additional capital to finance operations;
•	uncertainties related to commercialization or market acceptance of FDA-approved products;
•	the ability to advance product candidates through preclinical and clinical development;
•	the ability to obtain regulatory approval for, and ultimately commercialize, the combined company’s product candidates;

•	the outcome of early clinical trials for product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements;
•	the ability of Pelthos, Castle Creek and the combined company to protect their respective intellectual property and proprietary technologies;
•	reliance on third parties, contract manufacturers, and contract research organizations;
•	the risk that the concurrent private financing is not consummated;
•	the risk that the conditions to the closing of the proposed transaction are not satisfied in a timely manner or at all;
•	product liability lawsuits, which could cause Pelthos to incur substantial liabilities and limit commercialization of any products that Pelthos may develop;
•	current and future healthcare reform legislation or regulation, which may increase the difficulty and cost for Pelthos to commercialize products, may adversely affect the prices Pelthos may obtain and may have a negative impact on Pelthos’ business and results of operations;
•	delays or disruptions in the supply chain and manufacturing of Pelthos’ products;
•	the seasonal nature of Pelthos’ business;
•	the effects of inflation or trade tariffs; and
•	market, economic and other conditions, Pelthos’ current liquidity position, Pelthos’ ability to continue as a going concern, to maintain the listing of Pelthos’ common stock on the NYSE American, to manage costs and execute on its operational and budget plans, and to achieve its financial goals.

The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Pelthos’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than described. Pelthos and Castle Creek can give no assurance that the conditions to the proposed transaction will be satisfied. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning the matters addressed herein and attributable to Pelthos, Castle Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except as required by applicable law, Pelthos and Castle Creek undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Pelthos intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will include an information statement and that will also constitute a prospectus of Pelthos. Pelthos may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the information statement/prospectus, registration statement or any other document that Pelthos may file with the SEC. The definitive information statement/prospectus (when available) will be mailed to stockholders of Pelthos. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PELTHOS, CASTLE CREEK AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the information statement/prospectus and other documents filed by Pelthos with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the information statement/prospectus (when available) and other documents filed with the SEC by Pelthos may be obtained free of charge on Pelthos’s website at https://ir.pelthos.com/sec-filings/all-sec-filings or, alternatively, by contacting Pelthos at (919)-908-2400 or in writing at Pelthos, 4020 Stirrup Creek Drive, Suite 110, Durham, NC 27703. Investors and stockholders are urged to read the information statement/prospectus and the other relevant materials when they become available because they contain important information about the proposed transaction.

The following social media posts were posted by Pelthos Therapeutics Inc. on LinkedIn and X on October 30, 2026:

LinkedIn

**Pelthos Therapeutics**
1h

+ Follow

Today we announced an agreement to combine with Castle Creek Biosciences, Inc., a late-stage company developing redosable gene therapies, including lead candidate D-Fi (FCX-007). This marks important progress towards our commitment to commercializing innovative therapeutic products for unmet patient needs. The combination creates a transformative biotechnology company focused on serious diseases that affect the skin, expanding Pelthos' novel platform across multiple therapeutic modalities. Read the announcement: https://bit.ly/3UQYC8p

Pelthos Therapeutics to Combine with Castle Creek Biosciences
Pelthos
Therapeutics

X

**Pelthos Therapeutics**
@PelthosT

Today we announced an agreement to combine with @CastleCreekBio. The combination creates a transformative biotechnology company focused on serious diseases that affect the skin, expanding Pelthos' novel platform across multiple therapeutic modalities. bit.ly/4iPaWis

Pelthos Therapeutics to Combine with Castle Creek Biosciences
Pelthos
Therapeutics

9:30 AM · Oct 30, 2026 · **6** Views

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)). These forward-looking statements include, but are not limited to, statements regarding the proposed transaction involving Pelthos and Castle Creek. Forward-looking statements generally include statements that are speculative in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “could,” “might,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” “seek,” “target,” “potential,” “predict,” “forecast,” “continue,” and other similar expressions or the negative or plural of these words, or other similar expressions that are speculative or indicate future events or prospects. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed transaction; the potential benefits of the proposed transaction, including the sufficiency of the combined company’s capital resources; the expected timing of the closing of the proposed transaction; statements regarding the potential achievement of, and expectations regarding, Castle Creek’s and Pelthos’s programs, including the potential achievement of any milestone; receipt of FDA approval of D-Fi, issuance of any contingent shares in connection with the proposed transaction or receipt of any priority review voucher; the continued listing of Pelthos on the NYSE American; and the anticipated benefits of the proposed transaction and the combined company’s opportunities, strategy, and plans following the proposed transaction. Forward-looking statements are based on current beliefs and assumptions of management that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction;
•	the risk that Pelthos may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;
•	risks related to disruption of management time from ongoing business operations due to the proposed transaction;
•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Pelthos’s common stock;
•	the risk of any unexpected costs or expenses resulting from the proposed transaction;
•	the risk of any litigation relating to the proposed transaction;
•	the risk that the proposed transaction and the related announcement could have an adverse effect on the ability of Pelthos and/or Castle Creek to retain and hire key personnel;
•	the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
•	the risk that the combined company may be unable to achieve the anticipated benefits of the proposed transaction or it may take longer than expected to achieve those benefits and other important factors that could cause actual results to differ materially from those projected;
•	the limited operating history of each company and their significant net losses incurred since inception;
•	the need to raise additional capital to finance operations;
•	uncertainties related to commercialization or market acceptance of FDA-approved products;
•	the ability to advance product candidates through preclinical and clinical development;

•	the ability to obtain regulatory approval for, and ultimately commercialize, the combined company’s product candidates;
•	the outcome of early clinical trials for product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements;
•	the ability of Pelthos, Castle Creek and the combined company to protect their respective intellectual property and proprietary technologies;
•	reliance on third parties, contract manufacturers, and contract research organizations;
•	the risk that the concurrent private financing is not consummated;
•	the risk that the conditions to the closing of the proposed transaction are not satisfied in a timely manner or at all;
•	product liability lawsuits, which could cause Pelthos to incur substantial liabilities and limit commercialization of any products that Pelthos may develop;
•	current and future healthcare reform legislation or regulation, which may increase the difficulty and cost for Pelthos to commercialize products, may adversely affect the prices Pelthos may obtain and may have a negative impact on Pelthos’ business and results of operations;
•	delays or disruptions in the supply chain and manufacturing of Pelthos’ products;
•	the seasonal nature of Pelthos’ business;
•	the effects of inflation or trade tariffs; and
•	market, economic and other conditions, Pelthos’ current liquidity position, Pelthos’ ability to continue as a going concern, to maintain the listing of Pelthos’ common stock on the NYSE American, to manage costs and execute on its operational and budget plans, and to achieve its financial goals.

The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Pelthos’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than described. Pelthos and Castle Creek can give no assurance that the conditions to the proposed transaction will be satisfied. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning the matters addressed herein and attributable to Pelthos, Castle Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except as required by applicable law, Pelthos and Castle Creek undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Pelthos intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will include an information statement and that will also constitute a prospectus of Pelthos. Pelthos may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the information statement/prospectus, registration statement or any other document that Pelthos may file with the SEC. The definitive information statement/prospectus (when available) will be mailed to stockholders of Pelthos. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PELTHOS, CASTLE CREEK AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the information statement/prospectus and other documents filed by Pelthos with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the information statement/prospectus (when available) and other documents filed with the SEC by Pelthos may be obtained free of charge on Pelthos’s website at https://ir.pelthos.com/sec-filings/all-sec-filings or, alternatively, by contacting Pelthos at (919)-908-2400 or in writing at Pelthos, 4020 Stirrup Creek Drive, Suite 110, Durham, NC 27703. Investors and stockholders are urged to read the information statement/prospectus and the other relevant materials when they become available because they contain important information about the proposed transaction.